FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2003

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date February 28, 2003

"Barbara O'Neill"

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

February 18, 2003

News Release:

03-01

OTC Bulletin Board: CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

Golden Band Resources and CDG Investments Conclude Jolu Mill Arrangement

An agreement has been concluded to ensure that the Jolu Mill is available to Golden Band Resources Inc. ("Golden Band") to process gold mineralization in the La Ronge Gold Belt. Golden Band and CDG Investments Inc. ("CDG") have agreed to form a private Saskatchewan Company,  Jolu Development Corporation ("JDC") to hold the Jolu assets. JDC will also assume all liabilities associated with the assets.  CDG will receive 350,000 shares of JDC for the transfer of the assets. Golden Band will subscribe for 150,000 shares in JDC for $150,000 to form the initial financing. There will be provisions to provide Golden Band the opportunity to acquire the CDG JDC share position for either cash or shares over a two-year period and for CDG to sell its shares of JDC to Golden Band for shares of Golden Band over this period.

In addition to the shares, CDG will receive a royalty capped at $400,000 based on $10 per tonne of ore processed through the mill facility.

The agreement is subject to regulatory approval and to the satisfactory transfer of the assets to JDC.

CDG owns 11,569,202 common shares of Golden Band and 2,892,202 common share purchase warrants.

 "James Devonshire"

James Devonshire

President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of CDG Investments Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

CDG INVESTMENTS INC.

(formerly Golden Rule Resources Ltd.)

FINANCIAL STATEMENTS

December 31, 2002

CDG INVESTMENTS INC.

(formerly Golden Rule Resources Ltd.)

CONSOLIDATED BALANCE SHEETS

(Unaudited - prepared by management)

	December 31, 2002	September 30, 2002
ASSETS
CURRENT
Cash and cash equivalents	$249,360	$24,334
Accounts receivable	54,810	27,393
Prepaids and deposits	43,719	80,291
	347,889	132,018

INVESTMENTS Note 3	2,718,798	2,751,909
RECLAMATION DEPOSIT	374,000	374,000
MINERAL PROPERTIES	985,376	968,063
CAPITAL ASSETS	17,644	18,602
	$4,443,707	$4,244,592

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$430,184	$391,784
WADDY LAKE LIABILITY Note 4	1,154,133	1,154,133
RECLAMATION LIABILITY	330,000	330,000
CONVERTIBLE DEBENTURES Note 5	247,000	-
	2,161,317	1,875,917

SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 6 Authorized Unlimited number of shares without nominal or par value
Issued 28,154,081 common shares (Sept. 2002 - 28,154,081)	42,644,074	42,644,074
EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 5	40,500	-
CONTRIBUTED SURPLUS	172,594	172,594
DEFICIT	(40,574,778)	(40,447,993)
	2,282,390	2,368,675
	$4,443,707	$4,244,592

Contingent Liability Note 4

Approved on behalf of the Board

"James Devonshire"

"Gregory Smith"

James Devonshire, Director

Gregory Smith, Director

See accompanying notes to financial statements.

CDG INVESTMENTS INC.

(formerly Golden Rule Resources Ltd.)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited - prepared by management)

Three months ended December 31,	2002	2001

REVENUE
Interest	$1,052	$3,192
Recovery of indirect costs and other	1,999	5,718
	3,051	8,910

EXPENSES
General and administrative	96,943	123,527
Amortization and depreciation	957	1,239
	97,900	124,766

LOSS FROM OPERATIONS	(94,849)	(115,856)

OTHER
Loss on disposal of investments	(15,082)	-
Equity in loss of investees	(16,854)	(18,198)
NET LOSS	(126,785)	(134,054)

DEFICIT, beginning of period	(40,447,993)	(39,457,430)

DEFICIT, end of period	$(40,574,778)	$(39,591,484)

LOSS PER SHARE, basic and diluted	$(0.00)	$(0.00)

Weighted average number of shares outstanding,
basic and diluted	28,154,081	28,154,081

See accompanying notes to financial statements.

CDG INVESTMENTS INC.

 (formerly Golden Rule Resources Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited - prepared by management)

Three months ended December 31,	2002	2001

Increase (decrease) in cash and cash equivalents:

OPERATING ACTIVITIES
Interest and other income received	$3,051	$8,909
Cash operating expenses	(49,387)	(47,108)
	(46,336)	(38,199)

INVESTING ACTIVITIES
Mineral property additions	(17,313)	-
Proceeds on disposal of investments	1,175	-
Capital asset additions	-	(1,562)
	(16,138)	(1,562)

FINANCING ACTIVITIES
Convertible debentures	287,500	-

Increase (decrease) in cash and cash equivalents	225,026	(39,761)

CASH AND CASH EQUIVALENTS:

Beginning of period	24,334	324,459

End of period	$249,360	$284,698

Supplemental Information:

The Company did not expend cash on interest or income taxes during the periods ended December 31, 2001 or December 31, 2002.

See accompanying notes to financial statements.

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

Notes to the Interim Consolidated Financial Statements

December 31, 2002

(Unaudited - prepared by management)

1.

Basis of Presentation and Continuance of Operations

The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company adopted a new accounting policy regarding stock-based compensation as described below.  These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Continued operations of the company are dependent on the company's ability to complete equity or debt financings or realize substantial proceeds on the sale of investments in the future.  These financial statements have been prepared under the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

2.

Accounting Policies

Stock-based compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.  The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the common shares at the date of grant over the option grant price is recorded as compensation cost.   The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.  As no stock options were granted during the three months ended December 31, 2002, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

3.

Investments

	December 31, 2002	Sept. 30, 2002

Portfolio investments at cost (market value-$2,713,000, Sept. 30-$2,696,000)	$1,198,035	$1,199,292
Equity-accounted investments	1,520,763	1,552,617

	$2,718,798	$2,751,909

4.

Contingent Liability

A Statement of Claim has been filed against the Company, its 100%-owned subsidiary, Waddy Lake Resources Ltd.,("Waddy Lake"), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid.  The disputed $1,154,133 owing has been recorded as a non-current Waddy Lake liability in the consolidated financial statements of the Company both at December 31, 2002 and September 30, 2001.  Waddy Lake has no assets to settle this liability and management believes that Golden Rule assets cannot be accessed to settle any part of the liability, hence its exclusion from current liabilities.  The Company has a secured debenture in the amount of $4,000,000 plus accrued interest thereon of $3,030,000 due from Waddy Lake that would take priority over any unsecured claims.  No estimates have been made for accrued interest or damages as the amount, if any, that may eventually be payable cannot be determined at this time.  The Company believes that this suit is without merit and intends to defend it vigorously.

CDG INVESTMENTS INC.

(formerly Golden Rule Resources Ltd.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(Unaudited - prepared by management)

5.

Convertible Debentures

On December 16, 2002 the Company closed a $287,500 debenture financing.  Directors, or companies over which they have control or direction, subscribed to $212,500 of the debentures.  Interest accrues at 6% per annum on the debentures which mature December 17, 2005 and are convertible into units comprised of one common share and one share purchase warrant at $0.10 per unit during the first two years and $0.11 per unit during the third year. The warrants expire two years after conversion of the debenture and may be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise. The debenture is redeemable by the Company after December 17, 2003 provided that stock volumes and price meet specified levels and the stock continues to be listed on a recognized exchange.  The debentures are secured by a first floating charge over substantially all of the Company's assets with the exception of the Jolu Mill and any Saskatchewan property or assets.

	December 31, 2002	September 30, 2002
Principal amount	$287,500	$ -
Less equity component	40,500	-
Liability component	$247,000	$ -

6.

Capital Stock

Stock options and warrants

At December 31, 2002, 3,000,000 share purchase warrants were outstanding exercisable at a price of $0.65 per share to March 14, 2006.

During the three months ended December 31, 2002 no options were granted, cancelled or exercised. The following summarizes stock options outstanding at December 31, 2002:

Expiry Date

Number of options

Exercise Price

June 4, 2007

      1,675,000

$  0.11

November 9, 2004

         575,000

$  0.25

March 5, 2003

         200,000

$  0.86

March 5, 2003

         135,800

$  0.25

      2,585,800

7.

Subsequent Event

Subsequent to period end the Company reached an agreement with Golden Band Resources Inc., (Golden Band), whereby the Jolu Mill will be transferred to a new private corporation to be owned by Golden Band and the Company.  In consideration for the sale of the mill the new corporation will assume the liabilities associated with the mill, past and future, will issue shares in its capital stock valued at $350,000 and will assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total.  The mill had previously been written-off on the Company's books.  The value of the liabilities net of any offsetting assets that will be assumed by the new corporation is approximately $200,000.  In addition the new corporation will assume the site restoration liability that is estimated on the Company's books at $330,000 and $329,000 of the reclamation deposit will be transferred to the corporation.   The agreement is subject to regulatory approval and the satisfactory transfer of the Jolu assets to the new corporation.